UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of December, 2007
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F         ☑               Form 40-F          ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.
Yes                    ☐               No            ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
Not applicable.

DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 17.1
EXHIBIT 17.2

Item 5.02(b) and (c)
DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS
Mr. Ramesh Emani, President of Telecom and Product Engineering Solutions, Wipro Technologies Division of Wipro Limited (the “Company”) tendered his resignation from the Company, which will become effective from the close of business hours on January 11, 2008.
The Company also appointed Mr. Sudip Nandy as the Chief Executive of Telecom and Product Engineering Solutions, Wipro Technologies Division of the Company, effective from January 11, 2008. Mr. Sudip Nandy has served as Chief Strategy Officer for the last four years and has been with the Company in several other positions for the last 24 years.
Attached as Exhibit 17.1 through Exhibit 17.2 respectively, are the following documents; (a) a copy of the letter from the Company to the Stock Exchange, Mumbai, The National Stock Exchange of India Limited, and the New York Stock Exchange dated December 24, 2007, announcing the change in the Company’s management; and (b) a copy of the press release as issued by the Company on December 24, 2007 to announce the said change.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED
/s/ Azim H. Premji
Azim H. Premji
Chairman of the Board and Managing Director

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President-Finance

Dated: December 31, 2007

INDEX TO EXHIBITS

Exhibits
17.1	Letter to the New York Stock Exchange dated December 24, 2007 filed herewith.
17.2	Press Release dated December 24, 2007 filed herewith.